CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





April 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C.  20549

Attention:        Mr. Paul Cline, Senior Accountant
                  Ms. Rebekah Moore, Staff Accountant


Re:      The Charles Schwab Corporation
         Form 10-K filed on March 2, 2005
         Commission File No.  001-9700


Ladies and Gentlemen:

We have set forth below the response of The Charles Schwab Corporation (the Company) to the comments in the letter from Mr. Paul Cline to Mr. Christopher V. Dodds dated April 14, 2005 with respect to the above referenced periodic report. For your convenience, we have repeated the comments in italics immediately before the response. The Company is requesting confidential treatment of the redacted portions of this letter (indicated by asterisks) in a separate letter to the Freedom of Information Act Officer.

Consolidated Financial Statements
---------------------------------
Note 5. Discontinued Operations - page 41
-----------------------------------------
1. Please supplementally tell us, and revise your document to include a disclosure of the specific factors you considered in determining that the expected cash flows generated from the contract with UBS are not material direct cash flows of the disposed component. In addition, supplementally tell us the following related to the contract, and explain how you considered each factor in determining that the contract did not constitute significant continuing involvement in the disposed component:
     o The significance of the contract or arrangement to the overall operations of the disposed component
     o The extent to which you are involved in the operations of the disposed component
     o The rights conveyed to each party by the contract
     o The pricing terms of the contract or arrangement.
     Refer to paragraph 42 of SFAS 144 and EITF 03-13.

The Company considered paragraph 42 of Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin topic 5-E, Accounting for Divestiture of a Subsidiary or Other Business Operation, in determining that the relevant criteria were met for the purposes of classifying the results of operations of its capital markets businesses as discontinued operations as of September 30, 2004. We also considered the EITF Working Group's ongoing deliberations of EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, through September 30, 2004. We note that the final EITF consensus was not ratified by the Financial Accounting Standards Board until November 30, 2004 and that the consensus of EITF 03-13 is not required to be applied to disposals until fiscal periods beginning after December 15, 2004. Nevertheless, we believe the Company's accounting conclusion is consistent with the final EITF 03-13 consensus for the following reasons: the Company's continuing cash flows related to the

                                                                      CTR 000071

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 2 of 7


capital markets business are considered insignificant and the Company will have no significant continuing involvement in the operations of the capital markets business.

A description of the relevant terms of the sale transaction and the order routing and execution services agreements with UBS relevant to this analysis are summarized below, followed by the Company's evaluation pursuant to EITF 03-13.

Background

On August 31, 2004, The Charles Schwab Corporation (the Company), along with its indirect subsidiaries CS Capital Markets & Co. and Schwab Associates & Co., entered into an agreement (Purchase Agreement) with UBS Securities LLC and UBS Americas Inc. pursuant to which the Company agreed to sell its capital markets business for $265 million in cash. Concurrently with the closing of that transaction on October 29, 2004, the Company and Charles Schwab & Co., Inc. (Schwab) entered into order routing and execution services agreements (Order Routing Agreements) with UBS Securities LLC and Schwab Capital Markets L.P. (together, UBS) for the handling of Schwab's equity and listed options order flow. Either Schwab or UBS may terminate either of the Order Routing Agreements for material breach by the other and in the event of certain changes in control of UBS. If the Order Routing Agreements were terminated, or UBS is not meeting minimum service levels or is otherwise unable to provide execution services, the Company would direct its order flow to other market centers for execution since the Company has eliminated its execution capabilities by virtue of selling and exiting its capital markets businesses.

Order Routing
-------------

Pursuant to the Order Routing Agreements, Schwab has committed to route substantially all of the orders in equity securities and listed options to UBS for order handling and execution for a term of eight years. The Company has deferred $28 million of the purchase price, representing the fair value of the Order Routing Agreements, to be recognized as revenue over the eight-year term of the agreements. Certain orders are excluded from these agreements and are therefore directed to other market centers for execution, including orders for the accounts of CyberTrader, Inc.(R) and affiliates of U.S. Trust Corporation, and certain orders for clients of Schwab Institutional, through which Schwab provides custody, trading and support services to independent investment advisors. These excluded orders were generally not handled by the capital markets business prior to the sale and the Company does not receive compensation from market-makers for these orders.

Generally, UBS will execute equity orders without commission or a commission equivalent and without pass-through of third-party charges. Under certain circumstances, charges may apply for the execution of orders that require special handling or entail additional costs, as follows:

1.  ***

                                                                      CTR 000072

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 3 of 7


2.  ***




Liquidated damages
------------------

The Order Routing Agreements provide for liquidated damages if Schwab breaches its commitments to route specified orders through UBS. Schwab has the ability to direct the order flow in accordance with the contractual terms of the agreements and does not anticipate defaulting on these agreements. Therefore, we have assumed no cash outflow for liquidated damages.

Transition services
-------------------

Pursuant to the Purchase Agreement, Schwab will provide customary transition services to UBS during a short period (now expected to end by December 2005, although originally anticipated to be a shorter period of time) to ensure a smooth transfer of the capital markets business and will be reimbursed for actual costs incurred. These reimbursements of costs relate principally to transition staffing and facilities charges. The gross cash flows related to these costs are expected to total less than 1% of the total annualized 2004 expenses for the capital markets business, with the amounts diminishing over approximately 12 months as the transition activities are completed. Amounts paid by the Company to third parties on behalf of UBS during the transition period, principally SEC fees and commission, clearance and floor brokerage fees, will be passed through to UBS. ***


Service level standards
-----------------------

The Order Routing Agreements stipulate minimum service level standards for execution of trades as well as operations and technology service levels. ***

                                                                      CTR 000073

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 4 of 7


          1. Any changes to service levels are subject to mutual agreement.
          2. A joint advisory committee was established as a forum for discussion regarding routing and execution practices and resolution of disputes. However, the committee does not have authority to bind either party.

***


In addition, each of the Order Routing Agreements provides dispute resolution procedures for addressing disputes relating to the placement or execution of an order. The contracts provide for mutual good-faith efforts to resolve disputes, and neither party has unilateral authority to impose a final determination.

EITF 03-13 Evaluation:

This section is formatted to mirror the examples of the application of the EITF consensus on Issue 03-13 shown in Exhibit 03-13B to the consensus. The analysis is summarized as follows:
          1. ***
          2. The $28 million deferred revenue assigned to the Order Routing Agreements for accounting purposes does not represent a continuing cash flow. If this amount were considered a prepayment for order flow, the implied annual expense is not significant and therefore it would not be considered a direct cash flow.
          3. UBS will reimburse the Company for services provided to UBS during a short transition period. This is not considered a continuation of activities and is therefore not considered a direct cash flow.
          4. *** This is neither a revenue-producing nor cost-generating activity to the Company and is therefore not considered a direct cash flow.
          5. The Company does not have the ability to significantly influence the operating and (or) financial policies of the capital markets business.

Step 1: Are continuing cash flows expected to be generated by the Company?
-------------------------------------------------------------------------

Yes. Continuing cash flows are being generated by the Company in the following ways:
          1. Fees paid to UBS's capital markets business related to ***.
          2. Reimbursement of Company expenses for services provided to UBS during a short transition period.

Pursuant to EITF 03-13, continuing cash flows are cash inflows or outflows that are generated by the ongoing entity (the Company) and are associated with activities involving a disposed component (the capital markets business). Based upon this definition, the cash flows related to items 1 and 2, above, are considered continuing cash flows.

                                                                      CTR 000074

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 5 of 7


However, the $28 million deferred revenue assigned to the Order Routing Agreements for accounting purposes does not represent a continuing cash flow because the purchase price for the capital markets business was paid in full at the closing of the sale. Even if this amount were considered a prepayment for order flow, the implied annual expense to the capital markets business would be $3.4 million, representing approximately 1% of the total annualized 2004 capital markets expenses.

***

Step 2: Do the continuing  cash flows result from a migration or continuation of
--------------------------------------------------------------------------------
activities?
----------

Yes. The Company will pay fees related to ***. These fees represent an expense to the Company and are considered a continuation of activities, as defined in the next paragraph. However, the reimbursement of Company costs for transition services is not considered a continuation of activities.

Pursuant to EITF 03-13, continuation of activities refers to the continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component (i.e., the capital markets business). The intention of the criterion in paragraph 42(a) [of Statement 144] is to determine whether, in substance, the ongoing entity continues either the revenue-producing activities or the cost-generating activities of the disposed component after the disposal transaction. The reimbursement of transition services costs is not considered a continuation of activities because it is a passive activity that is neither revenue-producing nor cost-generating to the Company.

Pursuant to EITF 03-13, migration refers to the ongoing entity (the Company) generating revenues or incurring expenses from the sale of similar products or services to specific customers of the disposed component. The cash inflows and outflows related to the unique activities of the capital markets business have been eliminated for the Company, including commissions earned on trades from institutional clients, principal transaction revenues on OTC listed and NASDAQ market-making operations, commission expense and floor-brokerage expense on institutional client trading activity, and compensation and benefits to institutional business employees. Therefore, there will be no "migration" of the capital market business' revenues to the Company or Schwab following the sale.

                                                                      CTR 000075

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 6 of 7


Step 3: Are the continuing cash flows significant?
-------------------------------------------------

No.  ***

Step 4: Does Schwab have significant continuing involvement in the operations of
--------------------------------------------------------------------------------
the capital markets business?
----------------------------

No. The Order Routing Agreements do not result in the Company having the ability to significantly influence the operating and (or) financial policies of the capital markets business of UBS after the sale based on the following:
          1. The Order Routing Agreements are not significant. The fair value of the agreements was determined to be approximately $28 million. Over the eight year term of the Order Routing Agreements, the implied annual expense to the capital markets business would be $3.4 million, representing approximately 1% of the total annualized 2004 capital markets expenses.
          2. The Company has no significant ongoing involvement in the operations of the capital markets business. Specifically:
               a. The Company has no ownership  interest in the capital  markets business or in UBS and no  managerial  authority  or influence over  operating  and  financial  policies of UBS following the sale.
               b. The Company has no authority over major contracts or customers of the capital  markets  business or of UBS.  Minimum  service
                  level   standards   were   stipulated  in  the  Order  Routing
                  Agreements  and the Company  has no  unilateral  authority  to modify these terms.
               c. Provided  that UBS is  meeting  minimum  service  levels,  the
                  Company's  responsibility  is solely to direct  order  flow to
                  UBS,  in  contrast  to the highly  active  involvement  of the
                  capital  markets   business'   ongoing   management  of  order
                  execution.  Even in  circumstances in which UBS is not meeting minimum  service  levels or is  otherwise  unable  to  execute orders,  the Company's role is limited to directing order flow to other market centers for execution.
               d. The  Company's  relationship  with UBS under the Order Routing
                  Agreements is that of an arm's length customer. The agreements provide for a joint advisory  committee to monitor  compliance with agreed-upon service standards,  but neither the committee nor the Company has  managerial  authority  over the operating policies of the capital markets business.
               e. The Company does not  participate in any future profits of the capital markets business or of UBS.
          3. The Order Routing Agreements preclude the Company from exerting significant influence over the operations or policies of the capital markets business.
          4. The Purchase Agreement and Order Routing Agreements were based on arm's-length negotiations between the Company and UBS and accordingly we believe these agreements were priced at market terms at the time of the transaction.

                                                                      CTR 000076

                                                CONFIDENTIAL TREATMENT REQUESTED
                                               BY THE CHARLES SCHWAB CORPORATION
                                                          UNDER 17 C.F.R. 200.83





Securities and Exchange Commission
April 28, 2005
Page 7 of 7


Conclusion

Because we consider the continuing cash flows from the Order Routing Agreements and Purchase Agreement to be indirect cash flows and because the Company will not have significant continuing involvement in the operations of the capital markets business, classification as a discontinued operation is appropriate.

As requested, we will expand our disclosure in future filings to disclose the factors considered in reaching this conclusion.

The Company's management acknowledges that:
          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 636-5414 or Geoffrey Huggins, Senior Vice President, Accounting Policy, at (415) 636-3191 if you have any questions or comments concerning this letter.

Sincerely,





/s/ Christopher V. Dodds
--------------------------------
Christopher V. Dodds
Executive Vice President & Chief Financial Officer

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